Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Nine Months Ended September 30,		Twelve Months Ended December 31,
	2014	2013	2013(a)
Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interests and earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$2,228	$2,400	$3,150
Add:
Fixed charges	1,415	1,326	1,785
Amortization of capitalized interest	4	4	6
Distributions from equity investment earnings	294	303	398
Less:
Interest capitalized from continuing operations	(57)	(38)	(52)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(247)	(301)	(390)
Income as adjusted	$3,637	$3,694	$4,897

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$1,384	$1,297	$1,742
Add:
Portion of rents representative of the interest factor	31	29	43
Fixed charges	$1,415	$1,326	$1,785

Ratio of earnings to fixed charges	2.57	2.79	2.74

(a) Revised for immaterial correction.